Press Information

November 4, 2016

Philips provides company update on HealthTech strategy and performance roadmap at Capital Markets Day

Philips has transformed into a global HealthTech leader focused on capturing opportunities in attractive growth markets
Company targets mid-single-digit comparable sales growth [1] (4% — 6%) and Adjusted EBITA [2] margin step-up of 100 basis points on average per year for the medium term [3]
ROIC associated with organic growth plan to improve to mid-to-high teens
Annual cash generation of approximately EUR 1 billion – EUR 1.5 billion

London, UK – At a meeting with investors and financial analysts today in London, Royal Philips (NYSE: PHG, AEX: PHIA) will provide the financial markets with an update on the company’s transformation into a global HealthTech leader and the performance roadmap. At the meeting, Philips Chief Executive Officer Frans van Houten, Chief Financial Officer Abhijit Bhattacharya and other senior managers will discuss the company’s strategy to continue on its path to capture the many attractive opportunities in the growing health technology market.

“I am proud that after five years, Philips has transformed into a focused HealthTech leader with a broad portfolio of innovative solutions to drive better health outcomes for people and higher productivity for care providers,” said Frans van Houten. “The businesses in our HealthTech portfolio are strong and have the right fundamentals for sustained profitable growth. Looking ahead, I am confident in our strategy. We target a performance trajectory to deliver 4-6% comparable sales growth and a 100 basis point improvement in Adjusted EBITA on average per year for the next three to four years. This will bring us in line with the average market profitability of mid-teens.”

Leveraging its innovative healthcare technology, deep clinical expertise, strong consumer franchise and global market reach, Philips will create value for its customers and shareholders by:

Improving margins by serving customers better, driving productivity, while continuing to invest in innovation and the digital transformation.

Boosting growth through deep customer partnerships and expanding global geographic coverage.
Providing innovative solutions with smart suites of systems, devices, software and services improving patient outcomes and provider productivity.

Next to the mid-single-digit (4% — 6%) comparable sales growth and an Adjusted EBITA margin step-up of 100 basis points on average per year for the HealthTech portfolio for the medium term, Philips also expects to improve the Return on Invested Capital (ROIC) to mid-to-high teens based on the organic growth plan, and to generate approximately EUR 1 billion – EUR 1.5 billion in cash annually.

Presentations in London will start at 10:00 AM CET. Until around 13:10 PM CET, the plenary sessions can be followed via a live webcast. A video summary of the subsequent business zooms will be made available soon after the end of the event. Please click on this link to follow the webcast and download the slides that will be used during the day.

[1] Comparable sales exclude the effect of currency movements and acquisitions and divestments (changes in consolidation). Philips believes that comparable sales information enhances understanding of sales performance.

[2] Adjusted EBITA is defined as Income from operations (EBIT) excluding amortization of acquired intangible assets, impairment of goodwill and other intangible assets, restructuring charges, acquisition-related costs and other significant items.

[3] Medium term is 3-4 years.

For further information, please contact:

Steve Klink
Philips Group Communications
Tel.: +31 6 10888824
E-mail: steve.klink@philips.com

Vanessa Bruinsma-Kleijkers
Philips Investor Relations
Tel.: +31 20 5977447
Email: Vanessa.Bruinsma-Kleijkers@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2015 sales of EUR 16.8 billion and employs approximately 70,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.